FORM 6-K

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR July 13, 2005

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable














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                                  FORM 27

                  MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                   OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      July 12, 2005

3.    Press Release
      -------------

      July 12, 2005

4.    Summary of Material Change
      --------------------------

Vancouver, B.C. - DynaMotive Energy Systems Corporation (OTCBB:DYMTF) and E & R Langille Contracting Ltd. of Nova Scotia disclosed that they are analysing the feasibility of developing a 500 tonne per day facility in the region. The plant, to be completed in two stages, would comprise of an initial 200tpd facility (similar to that being developed with Megacity Recycling Inc. in Ontario) with a further module added at a second stage of development.

The proposed plant would be located near the port of Pictou in Nova Scotia and would utilize wood chips and other biomass sources in the area. E & R Langille has verified that it has access to enough biomass to fuel a pyrolysis plant that would process 500tpd and would produce up to 300,000 Barrel of Oil Equivalents (BOE) per year.

The companies confirmed that they have entered into a detailed Memorandum Of Understanding for the development of the project and that they have concluded preliminary technical and financial feasibility studies. Further progress on this project will be subject to the completion of detailed technical and financial analyses and the establishment of commercial agreements relating to, amongst other aspects, ownership and operation of the BioOil plant and signing of fuel sales agreements.

DynaMotive is currently developing a 200tpd plant with Megacity Recycling in Ontario and design work for the plant has been completed. The initial 200tpd module for the Nova Scotia development would mirror this design. Modular design and construction techniques would allow DynaMotive to develop the two projects concurrently. DynaMotive aims to replicate the design in other locations across Canada and internationally.
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5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A

7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Andrew Kingston
      President & CEO
      6876 Churchill Street
      Vancouver, BC V6P 5B3
      (604) 263-1731

9.    Statement of Senior Officer
      ---------------------------

      The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 12th day of July 2005.

               DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                    (signed)      "Andrew Kingston"
                                   Andrew Kingston
                                   President & CEO













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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO
BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.
























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DYNAMOTIVE ENERGY SYSTEMS CORPORATION          News Release - July 12, 2005

    DynaMotive Investigates Development of 500tpd BioOil Facility in Nova
                                 Scotia
    Project would be completed in two stages using modular design

Vancouver, B.C. - DynaMotive Energy Systems Corporation (OTCBB:DYMTF) and E & R Langille Contracting Ltd. of Nova Scotia disclosed that they are analysing the feasibility of developing a 500 tonne per day facility in the region. The plant, to be completed in two stages, would comprise of an initial 200tpd facility (similar to that being developed with Megacity Recycling Inc. in Ontario) with a further module added at a second stage of development.

The proposed plant would be located near the port of Pictou in Nova Scotia and would utilize wood chips and other biomass sources in the area. E & R Langille has verified that it has access to enough biomass to fuel a pyrolysis plant that would process 500tpd and would produce up to 300,000 Barrel of Oil Equivalents (BOE) per year.

The companies confirmed that they have entered into a detailed Memorandum Of Understanding for the development of the project and that they have concluded preliminary technical and financial feasibility studies. Further progress on this project will be subject to the completion of detailed technical and financial analyses and the establishment of commercial agreements relating to, amongst other aspects, ownership and operation of the BioOil plant and signing of fuel sales agreements.

DynaMotive is currently developing a 200tpd plant with Megacity Recycling in Ontario and design work for the plant has been completed. The initial 200tpd module for the Nova Scotia development would mirror this design. Modular design and construction techniques would allow DynaMotive to develop the two projects concurrently. DynaMotive aims to replicate the design in other locations across Canada and internationally.

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

E & R Langille Contracting Limited is a family run company established in 1981 and based in Nova Scotia. It is primarily a forestry logging and chipping operation with a subsidiary forest product trucking company, Langille Brothers Contracting Limited. The two companies employ 60 full time employees.


For more information on DynaMotive, please call:
Corporate Communications:
Tel: (604) 267-6000    Toll Free (in North America):  1-877-863-2268
Fax: (604) 267-6005
Email: investor@DynaMotive.com       Website: www.DynaMotive.com
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Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws.

Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.
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